SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9*
                Solicitation/Recommendation Statement Pursuant to
             Section 14(D)(4) of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 7

                           PROLER INTERNATIONAL CORP.
                            (Name of Subject Company)

                           PROLER INTERNATIONAL CORP.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                          (Including Associated Rights)
                         (Title of Class of Securities)

                                   743396-10-3
                      (CUSIP Number of Class of Securities)

                               BRUCE W. WILKINSON
                             CHIEF EXECUTIVE OFFICER
                           PROLER INTERNATIONAL CORP.
                                 4265 SAN FELIPE
                                    SUITE 900
                              HOUSTON, TEXAS 77027
                                 (713) 627-3737

       (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   COPIES TO:

                               GEOFFREY K. WALKER
                                KATHLEEN M. KOPP
                      MAYOR, DAY, CALDWELL & KEETON, L.L.P.
                                  700 LOUISIANA
                              HOUSTON, TEXAS 77002
                                 (713) 225-7000

*This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer for all outstanding shares of common stock of Proler International Corp. by a wholly-owned subsidiary of Schnitzer Steel Industries, Inc.

      This Amendment No. 7 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") by Proler International Corp., a Delaware corporation (the "Company"), on September 20, 1996, (as heretofore amended, the "Schedule 14D-9") and relates to the tender offer made by PIC Acquisition Corporation, a Delaware corporation wholly owned by Schnitzer Steel Industries, Inc., an Oregon corporation ("Schnitzer"), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Commission on September 20, 1996, to purchase all of the outstanding shares of the Company's common stock, par value $1.00 per share (the "Common Stock"), together with the associated stock rights (the "Rights") issued pursuant to a Rights Agreement dated as of February 28, 1996, as amended effective September 15, 1996, between the Company and KeyCorp Shareholder Services, Inc., at a purchase price of $7.50 per share of Common Stock and associated Right (each such share and associated Right, a "Share"), net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated September 20, 1996 and the related Letter of Transmittal. The purpose of this Amendment No. 7 is to amend Items 8 and 9 of the Schedule 14D-9, as set forth below. Terms defined in the Schedule 14D-9 are used in this Amendment No. 7 with the same meanings as provided in the
Schedule 14D-9.

ITEM 8.     ADDITIONAL INFORMATION TO BE FURNISHED.

      Item 8 of the Schedule 14D-9 is amended to add the following to section
(c) thereof:

      On October 18, 1996, Schnitzer announced that it had extended its tender offer until 5:00 p.m., Eastern time on Friday, November 1, 1996. Schnitzer indicated that the extension would allow Schnitzer and the Company additional time to respond to the second request.

      Item 8 of the Schedule 14D-9 is amended to add the following section (e) thereof:

      (e) On October 18, 1996, Schnitzer issued a press release announcing that it had extended its tender offer to purchase all outstanding shares of the Company for $7.50 per share until 5:00 p.m., Eastern time on Friday, November 1, 1996. The extension also extended the period for withdrawal rights until November 1, 1996. Schnitzer indicated that the extension would allow Schnitzer and Proler additional time to respond to the second request received from the U.S. Department of Justice in connection with their filings under the HSR Act. Schnitzer also announced that it had commenced discussions and had entered into certain agreements with HNC that included an agreement by Schnitzer to extend the tender offer to November 1, 1996 and an agreement between Hugo Neu and Schnitzer not to commence legal proceedings against each other during the pendency of discussions between them. A copy of Schnitzer's October 18, 1996 press release is attached hereto as Exhibit 18 and is incorporated herein by reference.

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
ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                         DOCUMENT
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Exhibit 18  -     Press Release issued by Schnitzer Steel Industries, Inc.
                  dated October 18, 1996.

Exhibit 19  -     Revised Opinion, dated September 15, 1996, of
                  J.C. Bradford & Co. LLC.*
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*     Replaces Opinion, dated September 15, 1996, of J.C. Bradford & Co. LLC.
      attached as Exhibit 5 to the Schedule 14D-9.

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
                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PROLER INTERNATIONAL CORP.

                                    By:   BRUCE W. WILKINSON

                                    /s/ BRUCE W. WILKINSON
                                    PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated:  October 22, 1996

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